EXHIBIT 3.1

GelTech Solutions, Inc.
Amendment No. 2 to the Bylaws

The following Amendment No. 2 to the Bylaws of GelTech Solutions, Inc. was adopted on September 20, 2011:

1.           The second paragraph of Article I, Section 7, is revoked and replaced with the following:

For all matters other than election of directors, except as otherwise provided by law, by applicable stock exchange rules, by the certificate of incorporation or these bylaws, if a quorum is present, all actions taken by the holders of a majority of the votes cast on a proposal, excluding abstentions, shall be the act of the stockholders; provided, however, that the directors of the Corporation shall be elected by a plurality of such shares. Furthermore, when approval of a class or series is required, the affirmative vote of the majority of the votes cast on a proposal, excluding abstentions, by the holders of shares of such class or series shall be the act of such class or series.